Exhibit 21.1
SUBSIDIARIES OF
PAA NATURAL GAS STORAGE, L.P.

Subsidiary	Jurisdiction of Organization
BGS Kimball Gas Storage, LLC	Delaware

Bluewater Gas Storage LLC	Delaware

Bluewater Natural Gas Holding, LLC	Delaware

PAA Natural Gas Storage, LLC	Delaware

Pine Prairie Energy Center, LLC	Delaware

Pine Prairie Holding, LLC	Delaware

PPEC Bondholder, LLC	Delaware